Law Offices of

KIMBERLY L. RUDGE, P.A.

Mailing Address Only:

4654 SR 64 E, #133

Bradenton, Florida 34208

(941) 747-5290 phone

(866) 903-8504 facsimile

krudge@tampabay.rr.com

April 3, 2014

Via Edgar

Attn: Lilyanna Peyser, Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Diamond Enterprises Technologies, Inc.

Form:  S-1/A 2

File No: 3330192135

Response to: Comment letter dated March 11, 2014

Dear Ms. Peyser,

In response to the Commissions most recent Comment letter dated March 11, 2014, the Company responds as follows:

General

1. The shares to be sold in the primary offering must be sold at a fixed price for the duration of the offering. Please revise your disclosure throughout your prospectus, including the prospectus cover page and Plan of Distribution sections, accordingly.

The S-1/A-2 has been revised throughout to reflect that the primary offering will be sold at a fixed price for the duration of the offering.

2. The disclosure regarding your access to the property at which your one polishing machine currently is located appears to be inconsistent. Please revise such disclosure on pages 3, 7, 18 and 20, so that it is consistent and accurate.

The S-1/A-2 has been revised throughout to ensure consistency.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Two

April 3, 2014

Prospectus Cover Page

3. We note your response to comment 5 in our letter dated December 3, 2013.  As previously requested, please revise the prospectus cover page to indicate that the primary offering is being conducted on a self-underwritten, best-efforts basis.

The Prospectus cover page of the S-1/A-2 has been revised  to reflect that the primary offering is being conducted on a self-underwritten, best efforts basis.

Risk Factors, page 6

 The Compa ny does not have the capital to acquire raw diamonds…, page 7

4. We note your reference in this risk factor to a “credit line” from one of your principals. It appears from your response to comment 23 in our letter dated December 3, 2013 and your revisions on page 27 that this credit line has expired. Please revise accordingly.

The S-1/A-2 has been revised as requested to delete the reference to a “credit line”.

Description of Business and Property, page 17

5. Disclose the basis for your assertion that “[o]f the $60 billion diamond industry, consisting of 133 million carats produced annually, one half is realized from the jewelry industry that represents 95% of the value of production.” Similarly support your assertion that “[t]his marketplace continues to remain stable and in fact has experienced growth over the past year.”  Also your statement “[w]hile demand for Melee diamonds continues to rise, the supply of mined diamonds from known reserves are in steady decline; though it is anticipated that the brown stones will remain in plentiful supply.”  In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.  Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Three

April 3, 2014

We also note that you cite the Rapaport Melee Diamond Index in support of some of your disclosures on page 18.  Please provide us with this support.  Please mark your furnished support.

The S-1/A-2 has been revised to clarify the assertions in this section and we have attached excerpts from the Industry reports relied up, marked as  requested.

6.

We note your statement on page 18 that “the Company anticipates an ability to capture a significant share of the approximately $60 billion global diamond jewelry marketplace…”  Please elaborate in more detail on how you plan to capture a significant share of the marketplace and what a “significant share” constitutes.

The S-1/A-2 has been revised to delete this specific language.

7.

We note your response to comment 12 in our letter dated December 3, 2013.  Please further revise your disclosure to disclose the milestones that you will need to accomplish in order to implement your business plan, quantify the estimated cost(s) to achieve each milestone and delineate the timeframe for achieving each milestone.  Your disclosure should address, without limitation, the nature and cost of your marketing and advertising efforts; how, when and at what cost you will obtain raw materials; when you expect the second polishing machine to be operational and the associated costs; how long it will take to hire and train personnel and the associated costs; additional detail regarding the manner in which you will sell the diamonds “through auction, international jewelry fairs, over the internet and through the use of wholesale and retail jewelry store outlets and channels,” including the costs of developing a website, if it is your plan to do so.

The S-1/A-2 has been revised to further elaborate on the specific milestones the Company seeks to accomplish and the respective costs and estimated time the Company anticipates will be necessary to accomplish the same.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Four

April 3, 2014

Our Management, page 24

8.

We note your response to comment 18 in our letter dated December 3, 2013.  As previously requested, please revise the biography of Mr. Nikitin  (sic) to clarify the dates and duration of his employment for the last five years, including his current employment.

The S-1/A-2 has been revised to include the dates and duration of Mr. Nakitin (sic) to provide more detail regarding his dates of employment over the past five years.  In addition, please note that throughout the S-1/A-2 we have revised our references to Nikitin Vadim Vladimirovich to accurately reflect the correct order of his name.

Executive Compensation, page 26

9.

Please clarify your references to “TBD” to state, if true, that the amounts listed are to be determined and therefore are not currently known and are intended to be deferred. If such amounts are currently known but intended to be deferred, then you need to list them.

The S-1/A-2 has been revised as requested to clarify that where indicated that, it is the intent of the Company to set salaries in the future.   As clarified, they are not being deferred.

Plan of Distribution, page 32

10.

Your disclosure on page 35 regarding the various prices at which the shares may be sold in the primary offering and your use of underwriters in the primary offering appears to be inappropriate given that the primary offering is a self-underwritten offering, and given that the shares in the primary offering will be sold at a fixed price for the duration of the offering.  Please revise for accuracy and consistency.

The S-1/A-2 has been revised for accuracy and consistency.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Five

April 3, 2014

Notes to Unaudited Condensed Financial Statements, page 63

Note 2 – Property and Equipment, page 65

11.

We have read your response to comment 29 in our letter dated December 3, 2013.  We note from this disclosure that the first HPHT machine was recorded at the founder’s acquisition cost.  Please tell us whether the acquisition cost of the first HPHT machine was above or below the fair market value of the machine at the date of contribution.  In this regard, please contrast the two HPHT machines in terms of age, quality and estimated value.  Tell us who contributed the first HPHT machine and how many shares the donor owned upon contribution.  We note the principal assets of Diamond Technology Enterprises are two HPHT machines.  Assuming such machines are similar in fair value, please help us understand why Nikitin (sic) would accept a 1.2% equity stake in a company whose principal assets are two HPHT machines in exchange for the 100% contribution of a HPHT machine.  If the two HPHT machines are not similar in value, please provide the details of the differences.  Please also explain how you determined the fair value of the shares issued for the second machine was $1/share.  If Diamond Technology had substantial going concern value prior to the contribution of the second machine, please also explain that value in detail.  We may have further substantive comment.

The Company’s acquisition cost of the first HPHT machine approximates its fair value at the date of contribution to the Company.

A summary of the two HPHT machines in terms of age, quality and estimated value are as follows:

HPHT Machine	Age[1]	Quality[2]	Estimated value
No.1	20 years	Good condition	$ 688,863
No.2	20 years	Good condition	$ 760,000[3]

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Six

April 3, 2014

HPHT machine No. 1 was contributed by the Company’s founder and Chief Executive Officer, Eduard Musheyev and no shares of the Company’s common stock were issued in exchange for the contribution of the machine.

The acceptance of 760,000 shares in exchange of machine no. 2 was part of negotiations between the Company and Mr. Vladimirovich. Delivery of the  machine and proving it works effectively as planned was one of the risk factors along with other risk factors such as developing a market for end product, procuring the raw material, and personnel to operate machine- all of which the Company through its CEO was to undertake. Given the risks inherent in the product development, marketing and capital acquisition being undertaken and assumed by the Company and its founder, Mr. Vladimirovich’s equity stake would understandably be substantially less than the Company Founders.

As described in the Registration Statement, the Company and  Mr. Vladimirovich  have also agreed once the Company obtains working capital of One Million Five Hundred Thousand Dollars and financing to obtain the first ten (10) Machines, Mr. Vladimirovich would be issued 17,250,000 additional shares of  the Company’s common stock. Further, upon the Company acquiring another forty (40) Machines he would be issued an additional 17,250,000 shares of the Company’s common stock. This agreement has not been reduced to writing.

The 2 machines are generally the same and of similar value, though each machine will separately need additional repairs and modifications when put into production.

$1 per share price was calculated using estimated value of $760,000 and negotiated 760,000 shares issued in exchange of machine no. 2. The Company is in the development stage and is subject to all the risks of a start-up venture that is seeking to develop a new product in the market and the capital to undertake the development. As a result of these risks and lack of capital, the Company believes and their outside auditor agrees there is substantial doubt about the Company’s ability to continue as a going concern. The Company considered these risks and uncertainties when setting the price of the shares at $1.00.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Seven

April 3, 2014

Note 10 – Subsequent Events, page 53

12.

 We note your disclosure that in September 2013 you “were obligated to issue” shares of common stock for services rendered. Please reconcile this with the fact that your financial statements do not show any actual issuance of common stock as of October 31, 2013.

The S-1/A-2 has been revised as requested.

Exhibit 5.1

13.

The opinion does not appear to contain an opinion that the shares to be issued by the company in the offering will, upon issuance, be validly issued, fully paid and non- assessable. Please revise accordingly.

The Opinion of Counsel has been revised to clarify the shares to be issued in the offering will upon issuance, be validly issued, fully paid and non- assessable.

Sincerely,

Kimberly L. Rudge

Encls.

Footnotes

1 Each machine was manufactured in 1994 and never used prior to being shuttered

2 We believe that they are in good operating condition but  each machine will  need additional repairs and modifications (at varying degrees)  when put into production.

3 Original purchase price by Nikitin was  $1,400,000; the Company has accounted for the machine at the lower of estimated  value or cost,

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator